Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720


On or after November 27, 2001, Phillips Petroleum Company used the following materials at a presentation to employees of Phillips Petroleum Company. The following presentation materials will be available for replay by employees on the Phillips Petroleum Company intranet and will be used by Phillips Petroleum Company at its upcoming analyst and investor meetings.

                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

     Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

                                    * * * *

THE FOLLOWING IS A TRANSCRIPT OF A SLIDE SHOW PRESENTATION MADE TO PHILLIPS PETROLEUM COMPANY EMPLOYEES ON NOVEMBER 27, 2001.

                                EMPLOYEE MEETING
                                NOVEMBER 27, 2001

          JIM MULVA: Before I start, I want to -- I'm very pleased to see so many people here in the auditorium coming to our employee meeting. But before I start, I want to not only say good morning to yourselves, but probably good afternoon, good evening, whatever it is around the world because I have here on our Web Cast it's reaching out to Anchorage, Bellaire, Borger, Bartlesville, Buckeye, Farmington, Odessa, Denver, Perth, Long Beach, Shekou, Stavanger, Sweeny, Woods Cross, and Woking, and then everyone around the world, all employees, can call in and can listen, but some of our offices can't get it by Web Cast. So I'm really pleased that we're able to reach out and to communicate with so many employees at one time.
          This meeting has been scheduled for, oh, a number of months in the past, and the reason that it has been scheduled is really twofold. One is, two or three times a year we have our routine updates where we have our employee communications meetings, and this is one of them. And the second reason is that we have an analyst's financial community presentation that we do annually. It's an annual update that will be given in New York tomorrow morning. And our practice has been that before we give it to the financial community, we sit down and go through essentially the same presentation -- or the overview, I should say. The (New York) presentation goes for many hours. But I give you the same overview that I will give tomorrow morning in New York to the financial community. And that way, as we've done in the past several years, employees get to see it first versus historically how we would do it, they read about it; Oh, this is what the company's going to do. Why don't we get it first?
          I know probably first and foremost on everyone's mind is our announcement a little over a week ago on Sunday, and we had an employee meeting Monday of this past week, over the announcement of the merger of Phillips and Conoco. And we will address questions and comments obviously as I go -- after I go through the presentation. But this presentation is really directed toward Phillips Petroleum Company itself; not as a merged company, but Phillips Petroleum Company as itself. We will continue to remain, until we merge with Conoco, a fierce competitor with Conoco. So what you see is what is the Phillips strategy and plans going forward into 2002 and 2003. But I think what you're also going to find is that the same strategy and plans that we have for Phillips stand-alone is the exact same plans and strategy that we have for the combined company.
          Now Conoco had an analyst's meeting, that they scheduled many months ago, which was on Wednesday -- I'm going to take a guess -- the 14th. It was the Wednesday before the Sunday announcement of the merger of the two companies. And their strategies and plans that were provided are very similar to Phillips'. And so what you will see going forward is not only for Phillips, but for the Conoco employees and the Conoco strategy and plans going forward to a combined company are the same plans and strategies.
          So this is the background. And what I would like to do now is go through the overview of the plan and strategies for Phillips going forward that will be given to the financial community tomorrow.
          Whenever you get a new toy, you've got to make sure it works, and the first time I pressed it did work, so --

          Anyway, two years, quite a transformation. Now we have talked about this in the past, that we have essentially done four transactions over about the last two-year time period. And you can see on the slides, we started a little over two years ago and it wasn't very well received when we said the company intends to continue to be as an independent company, because this is the time period when the rumors were out that Phillips was going to be acquired by Chevron. So there were -- As we went through this time period and accomplished these four transactions, and the culmination of it all is a fifth transaction, which was just announced, which is the merger with Conoco.
          I would say that going back two years or so ago, two and a half years ago, as I said the other Monday, Phillips was really kind of dead in the water. Where was the company going? And so there were really two objectives. Everything that we have done on this slide was very -- was opportunity oriented. We did it because we felt it would improve the competitive position of our business lines, improve the competitive position of the company, and create value for the shareholder.
          The other thing is, you never know for sure, but we felt that we had to move quickly, seize on these opportunities, because if we didn't, the alternative takeover, or something of that sort, was a very real possibility. So we started off working pretty aggressively over this last two and a half years doing these.
          The first two transactions were the joint ventures, and they improved the competitive position of GPM, midstream, and chemicals, but it also gave us the resources to acquire ARCO Alaska and Tosco. It was really the acquisitions that -- this next slide is very interesting.
          When you put the acquisition of ARCO Alaska and Tosco together, from my perspective, we actually made an acquisition of a virtual integrated U.S. company. And what we acquired, as you can see on the slide, 2 billion barrels of reserves. You see the production numbers. Refining capacity, marketing presence, and we did it half with stock and half with cash, and we assumed $2 billion in debt. So through the two transactions it was, you know, a 14-, 16-billion-dollar acquisition. And you see on the slide the results of this, was that each action, each acquisition, was accretive to the company. And already, even though Tosco has just recently joined the Phillips family, we have generated $3 billion of additional cash flow to the company through these transactions over the last year and a half. And it's more than doubled the size of the company.
          In terms of what this has done to the metrics of the balance sheet through this, quote, virtual acquisition of upstream and downstream, as you can see at the end of 1999, we started with debt a little over $4 billion. When we bought ARCO Alaska, it cost us $6.7 billion, and then we add the debt that was assumed when we acquired Tosco, we're up near $13 billion. Yet at the end of September, the debt was down to $7.9 billion. So we had a lot of strong cash flow that helped us quickly reduce that, plus the cash that we received when we monetized and formed our joint ventures when we did a midstream deal with Duke, and a chemical joint venture with Chevron. And the equity now, over a period of about two years, is more than almost tripled.
          As a result of the improvement in the equity and getting the debt down, you see our balance sheet is at 34 percent. So it's pretty amazing what has happened during this time period.
           In terms of assessing, they have to step back. This entire presentation has been worked on over the last several months. This is as stand-alone Phillips, not the merger with Conoco. So when you see these slides, what is our strategic assessment of Phillips going by itself? And after all these transactions, we see ourselves as a strong integrated company and we position through all these transactions in the last two and a half years -- the position of each of the business lines is enhanced, strong financial position, and we feel that we have an ability to grow and develop the company.

          But then when we look at the business environment that we see today, and the business environment applies to Phillips, it applies to Conoco, or the merged company, compared to the year 2001 and the past several years, has been very strong in the economy. But in 2002 and 2003, we see a pretty weak economy. In fact, we're really -- we are in a recession. The question is how deep is the recession. Is it a real deep recession? And then the other issue is how long will it last. Is it 12, 18 months? Or is it two or three years?
          We've seen a lot of volatility in oil and gas prices. Just this morning I heard something about Iraq doing something that's been positive to oil prices. It's very volatile. Immediately after, I think, September 11th, oil prices went up near $30 or more. Now the people are talking about them being down toward 14 or $15. And gas prices were at, about this time last year -- I may be off a month or two -- $10 per MCF, and we've seen the low is close to 2, $2 and a half per MCF. So it's a very volatile environment in terms of the pricing.
          The acquisition of Tosco--we've definitely really enhanced and improved the total refining, marketing and transportation part of Phillips. And we expect that we're going to see better returns, even in good times and bad times, by having a combination of the two downstream parts.
          Chemicals, as we see, is continuing to be pretty weak. That's going to be -- move along with how long is the recession and the weakness in the economy.
          In terms of continuing consolidation, we've said it all along, that we see more and more consolidation, which is mergers, acquisitions, and we've said all along that we would be proactive in terms of how -- We would determine how and when we participate in consolidation.
          I would also point out that over the last year or two, in particular here most recently in the last number of months, there are a lot of E&P properties and assets, maybe even companies that are -- may be available to acquire. And we looked at a lot of the assets in smaller companies and we've made bids. In a number of cases we've made bids of multiple billions of dollars. But you have to be very, very careful. Prices are very high to make an acquisition. And they just weren't successful. We weren't willing to do something just to do it to create size and volume. We're looking at value. So we've been very active, but quite frankly, if we'd step back and say, ?What is the major acquisition that the company has done in exploration and production over the last two years?? it was the acquisition of ARCO Alaska. And that was a very unique situation, where you had a seller that had to sell in a very small universe of buyers.
         So where do we find ourselves then today in terms of portfolio?
Meaning what portion does the upstream, downstream, and the joint ventures have in the company? And we just compare 1999 against where we are today. And what you see is that we have about 50 percent in the RM&T part of the business, and less than 50 percent in the upstream. And our goal has been to move, over time, the E&P side to 60 to 70 percent. And the actual merger with Conoco gets us, as you saw on the slide the other day, right up towards 57 percent immediately. (Phone rang in auditorium) That was an interesting one. You might be interested in that call too.
          All right. So taking where we are, where our portfolio ? What is our tactical plan? In a tactical, where are we, you see the balance of the upstream and downstream where we are headed. And how we're going to do it is through our capital program. Our capital program for the year 2002 is three and a half billion dollars. That's Phillips just stand-alone. And even though we've announced the merger with Conoco, the three and a half billion dollars is the capital program for 2002. No change, not cutting it back, not adding to it. The plan is the same. But 75 percent of the three and a half billion dollars is going to be spent on E&P. But to get to the 65 percent or so of exploration and production, it takes a long time just by doing it with your capital program, is why on this slide capital program is -- M&A means mergers and acquisitions.

          The result of doing all this over time with this tactical time is we maintain a strong, integrated company and we've better balanced the portfolio upstream and downstream.
          In terms of exploration and production, we have just a few slides. One is the basic plan. We have very strong growth programs in the legacy assets you're pretty familiar with. But when we're spending multiple billion dollars around the world on these legacy assets, it's important that we do them well, which means we do them within the authorized capital to be spent and we bring them on time.
          Our exploration program, earmarked for in the neighborhood of around $400 million a year. And we'll continue that as we go through 2002. And we want to do all this competitively in how we do it.
          And the second to last slide is we'd like to have more gas, particularly in North America. And the final point of being patient and opportunistic means, don't be too -- And Wall Street has always been concerned about that, and we have to watch it too. Don't be too quick in terms of going out and buying another company or buying E&P assets or property. The worry and concern is to balance the portfolio. You're going to do it so quick, you're going -- You're going to try to do it so quick, you'll pay too much and not make a good acquisition. That's why we have in this slide, Always be patient and opportunistic.
          In terms of what it means to us -- And this again it's Phillips stand-alone. Exploration, core exploration is not in this number. But we see growth rates of 5 percent. What's very interesting about Conoco is their growth rate is around 3 or 4 percent going forward. And quite frankly, we are the two companies that have the strongest growth rates going forward. So if you're going to acquire or you're going to merge, or -- Conoco is an ideal company with respect to its growth rate. We were not interested in either merging or acquiring some other company or asset that had high volume today, but it had a very steep decline curve because then you were trying to chase, how were you going to replace that production and reserves.
          But this is a good production profile. Ours are 5 percent, Conoco is a little more than 3, and that's why in our slide for the merged company we have 4 percent. It does not include results of some core exploration, and both companies in their models have growth numbers that are larger than this. So our whole approach is, we under-promise and over-deliver. That's what the financial community likes.
          In terms of what this can mean to us -- and this is a longer time frame, and this is just Phillips alone. We go from 5 billion barrels oil equivalent to 9. OECD is really the more of economically developed nations of the world, and what we're really trying to say there is we come from a position of political stability where most of our reserves are today and will continue to be, is in politically stable parts of the world.
          Remember at the end of 1999, I believe, our reserve position of the company was about 2.1 or 2.2 billion barrels. So we're looking at a period of about a decade of almost four times where we were. And that's pretty impressive growth.
          In terms of production, we go from 820,000 -- now Alaska accounts for about half of 820,000 barrels of oil equivalent today. If we didn't have Alaska in there, we'd be closer to a little bit more than 420, 430,000 BOE a day. So you take our 2001, if you look at our plans for the next decade, we get out as much as 1.6 million BOE a day. Again this is just the stand-alone Phillips.

          In terms of the refining and marketing, we have a premier refining and marketing business across the United States, particularly Tosco is much, much bigger and larger than what Phillips had, and so we want to make sure that we run well and we capture the synergies, when we put the two companies together. When we look at our synergies, we announced there was $250 million, and tomorrow with the financial community we're going to say that we now see ourselves easily accomplished $280 million. We won't say this, but it's very possible, that we can go well north of $300 million in terms of synergies that we see of putting our two refining and marketing organizations together.
          And the other thing, which was scope and size and our ability to trade around our assets -- meaning how we acquire crude oil for this system and how we sell the products, buying and selling -- we can create a lot of commercial value that will drive into the financial results. Having a strong refining and marketing helps us with what we do around the world growing E&P. And absolutely no holding back in terms of our importance of technology and clean fuels technology that we want to implement, not only in Phillips, but I know Conoco feels the same way. Clean fuels technology is going to be at the forefront of our technology efforts in the refining and marketing side of the business.
          In terms of the basic landscape or environment -- economic environment for the refining and marketing business, why we became so much more interested and willing to make the acquisition of the Tosco company, this merely shows on a global basis what was the refining capacity and what was the consumption of refined products. And you see as the lines come together, the supply and demand is much, much tighter, and it's most difficult to be building new refineries. So that's going forward. We see a much stronger financial environment, although it could be volatile for the returns that we see from refining and marketing going forward from our business.
          The other thing is, Phillips alone, before the Tosco acquisition, most of our refining and marketing business was called PADD II and PADD III. I don't know what "PADD" stands for. I think it's -- These are districts. This is how it's always been in the industry, separated. We were pretty much in PADD II and III up in the middle part of the country, but now our refining and marketing, we have good presence in all the different parts of the United States. And what's good about this is, you can have depressed crack spreads in the Gulf Coast, but do very well in the northeast or in California or up in the Chicago area. And so we have a more diverse portfolio, and the result is we think we're going to -- we'll see and have better financial returns than to be just concentrated in one part of the United States.
          In terms of our joint ventures, we, in our presentation here, in our presentation also when we made, Monday of the past week to the financial community on the merger with Conoco, we intend to maintain our ownership position long-term in these joint ventures with Duke in the midstream, and doing chemical business with Chevron.
          If anything, on the midstream business with DEFS, I think we'd like to see possibly increasing our ownership interest from 30 percent maybe over time even as high as 50, but not be getting out of the joint venture.
          In terms of chemicals, it's a tough time in the chemical business. It will improve. It's very cyclical. It will improve with the economy. Conoco does not have chemicals, but this is very good in our portfolio. So there's no intention at all of divesting or getting out of our joint venture with Chevron in chemicals. By the way, the synergies at $200 million, we expect to do even more than that.
          The financial plan -- financial plan in terms of the dot points are almost -- I think they're exactly the same at what we have for the merged company. So the strategy that we are following financially are strategy for Phillips, I know for Conoco, and together this is it. It's the same. But the combined companies together are even that much stronger. But what we want to do is a strong balance sheet, get the debt ratio to 30 percent, get the absolute level of debt down, but not at the expense of our legacy assets and our growth portfolio. We're going to be very aggressive on our capital expenditure program. We're on a competitive dividend, and then to the extent we have cash left over, we'll buy our shares in.

          The last slide that I have is the new Phillips. Again, this is Phillips stand-alone. But I could put this up and say the new Conoco-Phillips also. The way we're going to create value is the strength of our people worldwide, the technology that we have, we believe in long-term relationships, and most important is what we must get -- right absolutely perfect -- but we must get right when we invest our money, billions of dollars, that we do it and get it generally right. We may technically be able to afford spending 1 or $2 billion on a project that's not so good and get through that project, but what it does it takes cash flow away from growing the company in other ways. So these are the things that are most important that we see are the drivers that are going to create shareholder value.
          Those are the slides that I had. And again, I go back to the purpose of the meeting, initially when it was scheduled several months ago, is communication and questions and all, whatever would be on your mind, but then to share with you this is the presentation of the stand-alone Phillips that will be given tomorrow.
          I know a lot that's on your mind, it relates to the merger of Conoco and Phillips, maybe some of the slides that I presented --
          So I'm going to stop now and go to whatever questions you may have or any call-in questions too.
          Well, I received one or two questions by e-mail, so I'll go through them.
          The first was: What was the criteria, what were many some of the decisions, the thought processes that went into moving the headquarters and agreeing to move the headquarters from Bartlesville to Houston?
          Well first of all, it was part of the negotiation of the merger of the two companies. The merger could not happen unless that was part of the package. Now let me step back -- and you may not -- Everyone in this room essentially has lived for a long time in Bartlesville, so some of the things I'm going to say you may not agree with, but I'm going to give you some other issues or comments about headquarters being in Bartlesville for the merged company. But again the first and foremost point is, that coupled with CEO, name of company, merger, and everything about it was part of a complete package that was negotiated to get the deal done. And of course the prize was the competitive position of the two companies and what we can do in terms of creation of shareholder value and the strength and competitive position of the company.
          I've got a few things. First of all, Wall Street has indicated to us for some period of time -- I say "some period of time," I'm going to say one or two years -- they have questioned how can -- I'm not saying I agree with it. I'm just giving you some of the factors. Wall Street has said over time, How can you headquarter a company of the size of Phillips Petroleum Company in Bartlesville, Oklahoma? We believe that's adversely impacting your share price by 1, 2, or $3 a share, because we question the ability of attracting talent and we question -- to Bartlesville -- and we also question the ability to manage and run a company from a headquarters like Bartlesville. We're not knocking in any way the history and the roots and the strength of the company and all, but that has been an issue with us. And so when you put the two companies combined together, we knew that that would probably -- would be an issue.

          The other thing is, is in Houston -- good or bad -- scope and size of the city. It is viewed as the -- almost the world capital for the oil companies, and to some extent also for petrochemical companies. The service industries are there, both upstream and downstream, and it would be most difficult from the Conoco perspective to be moving the headquarters back. So again, this is part of the whole negotiation of the process.
          Another thing was also, is the issue of attraction and retention of employees. I'm not saying -- It depends. Many people come and live in Bartlesville -- like myself -- we grow our families here. It's a great place to have a family. But there are also issues of, you know, younger people or older people or whatever, of it has become to some extent an issue in terms of attraction and retention of employees, particularly as we've grown the company, made acquisitions, and done ventures.
          Maybe another issue was -- had a to do with air travel. As we become larger and larger, both in the downstream, refineries, and marketing, and E&P operations, our ability is -- people to say, Oh, well, you have corporate airplanes to get around. Well that may be true, but most employees don't travel on corporate airplanes, and really the people that serve the entire system and work together to make it a great company travel commercially. And commercial air travel has something to do with how we're able to serve our asset base both domestically and internationally.
          But what I do want to say -- a step back -- issues regarding attraction and retention, air travel -- I've seen in the media the taxation policies in Oklahoma and all this. None of this was really important criteria or the significant criteria and determination of where the headquarters was going to be. It was a much broader issue. The much broader issue is how do you bring the two companies together, and the issues with respect to the headquarters, and the name of the company, and the management team, those were secondary issues, but they weren't the fundamental issue of moving the corporate headquarters.
          Another question that I had: Well, do we take into account -- I think it was the employees that moved to Houston. Now there will be some employees moving to Houston and there will be some people moving from Houston and other parts of the world or the United States to Bartlesville. So it will be quite a bit of -- And I don't know specifically, but there will be quite a bit of movement.
          And the thought was that housing costs more in Houston than it does in Oklahoma. I don't know that for a fact; probably it?s true. And then the issue was, well, do we give some allowances for housing treatment for people that have to move from somewhere else maybe to Houston.
          We haven't historically. I wouldn't encourage or get expectations up on this. But like I said, I told in the employee mail that I would address this. And say, well, nothing's been decided on this, but historically, movements domestically to and from Houston or to and from Bartlesville have not had special incentives attached with respect to the housing.
          Are there any questions?
          QUESTION: On the Work Force Stabilization Plan, it was amended the 21st to include an executive severance plan. Was that a new plan? And what was lacking in the payoff plan that required it?
          JIM MULVA: Well, we didn't -- To the best of my knowledge, we didn't change the Work Force Stabilization Plan at all, as it applies to domestic employees.
          Bryan, do you want to handle that?  We did not change it.
          BRYAN WHITWORTH: The Work Force Stabilization Plan that's in effect today has not, to my knowledge, been recently amended. If so, the amendments were purely technical. It didn't change the benefits under that plan, which I think probably is what everyone is interested in. And the executive plan has been in effect since, I believe, the mid-80s. Don't hold me to that. But I think all of those plans were put in effect around the time of the hostile takeovers and they essentially, as far as the benefits and entitlements of employees, remain the same today.

          QUESTION:  Excuse me.  Mr. Mulva, you spoke about trying to increase
the part of DEFS we might own.   Does Conoco own any part of that?  I thought
they threw their Oklahoma assets into the Duke Energy Field Services.
          JIM MULVA: No. Conoco is not part of the joint venture or any joint venture. They do run their midstream business like we used to before we did a joint venture, and I think their midstream business is part of their E&P business, or very closely attached to it. So the issue is, on the merged company, do we run the midstream -- We can technically run the Conoco midstream business and own it 100 percent, plus owner interest in DEFS. Or do we want to give some thought to moving the midstream business of Conoco into the joint venture. That's something that will have to be determined.
          QUESTION: If a person is offered a position in the Houston office and due to the fact they're close to retirement or something and they refuse it, does that mean they will not get the severance?
          JIM MULVA: Well, maybe someone help me because I -- I hear -- I don't hear real well and if I -- different voices. Maybe you can help me out.
          What is the question, Bryan?
          BRYAN WHITWORTH: The question was: If an employee, for example, in Bartlesville was offered a position in Houston and turned it down, would that employee be entitled to the severance package.
          And I think I recall in reading that plan that the answer is the employee would not be entitled to the benefits under the severance plan. The theory is, they were given a job and they elected not to take it.
          JIM MULVA: Are there any questions coming in from the telephone -- from the outside? If there aren't -- Well, one or two other things maybe.
          John Lowe heads up the transition team for Phillips, and I think he met with his counterpart Phil Frederickson of Conoco yesterday. And John, you can fill everyone in, at least where that first meeting went. Because this is the first meeting -- Maybe I should step back.
          We announced the transaction at the employee meeting last Monday, met with the financial community and announcement on Monday of last year week, and met are our shareholders. This is the first meeting, I think, between the Conoco and Phillips representatives since last week.
          JOHN LOWE: Yeah. Phil Frederickson and I met all day yesterday, and really what we tried to do was outline what teams would we have and what's the process that we would follow to make sure everyone was together on the integration. And I think one of the first things that we agreed upon was we need some communications people -- and I've got communications people up here. We need communications people working with us every step of the way to make sure what we're doing gets communicated very frequently to all the employees on both sides.

          Phil and I are together essentially on everything. We agreed on a number of teams. There will be teams for upstream, for downstream, for information technology, for human resources, for all the financial impacts, the various financial impacts, for other types of services. And I may be forgetting a team or two. But we essentially agreed on what those teams would be. Overall that team will report in to Jim and to Archie Dunham. Also the other executive management will be involved in the decisions going forward. And what we're going to try and do is get the team leaders for each of those teams named fairly quickly, and hopefully get them to each have a charter on a path, a schedule for exactly what each of those teams need to do for both of the combined entities to be in a position to be able to integrate successfully the second half of next year when we close.
          JIM MULVA: Okay. Did you cover also that there will be maybe several teams working on E&P, there will be teams --
          JOHN LOWE: Yeah. There will be multiple sub-teams, I mean, of -- kind of, the financial and the HR are a couple of examples of where you can easily see that there'll be -- There's tax issues, there's auditing issues, there's treasury issues, there's accounting issues. On the HR side, there's all the different benefit plans, there's all the different compensation programs, there's a large number of sub-teams that will be underneath each of these main teams. Certainly the upstream and downstream teams, there'll probably be teams under those and then sub-teams even underneath those, as we both have very large organizations.
          QUESTION:  (Inaudible.)
          JOHN LOWE: No. These will be new teams. You're going to have a lot of the same people working on these teams. You know, we've gotten -- I think that we've gotten very good at this integration thing over the past couple of years. We have a lot of expertise built up. So I have a lot of confidence in the people that we have and their ability to get the two companies integrated very successfully.
          JIM MULVA: The other thing is Joseph, I might get you to speak a moment. Everything that we have announced that relates to the acquisition of Tosco that we are in a process of rolling out in terms of compensation, benefits, whatever, irrespective of the fact that we've announced the merger with Conoco, all of that which we've announced continues to go forward. No change.
          Do you want to comment on that, Joseph?
          JOSEPH: Yes, Jim, that's correct. We do have lots of work going on around the Tosco announcement, so the benefit plan, particularly the Performance 66 account, cash balance, all of that, is moving forward.
          JIM MULVA:  And the intent is that it's all going to be implemented.
          JOSEPH:  Yes.
          JIM MULVA: So the merger of Conoco assumes that that's all done, that's all taken place. Now we have to sit down with, quote, the new Phillips, which is all the transactions we've done, and sort out how do we work with Conoco then. Or put it another way, we're not rethinking anything that we have done in the past, for our past transactions. That's all -- Everything we've announced, we will have done.
          Another question that I'm sure is on everyone's mind. When will I know specifically how and where I fit into the new organization?
          And frankly that's going to take a long time. I wish it could be two weeks, one month, or two months. I think it's going to take quite a while. It's going to be pretty close to -- even when the closing is. So we have to continue as, by regulation even, we have to continue as fierce competitors. We're going to work through all of this. To the extent though that we can -- everything that we can share in terms of where or how it's going to be organized and who's going to do what, we're going to get out as quickly as we can. And some of those decisions are going to have to be made because those other people are going to have to form those teams, not only those teams, but those organizations. But when it comes down to specifically each and every person, that's going to go closer to, I think, closing time. But -- when they close the transaction.
          But Bryan, you might want to stand up. I was going to ask you earlier to tell everyone what the schedule is -- not so much on the employee decisions, but at least in the short-term, next month, two or three months -- things that we have to do and will be working on that are addition to or a different group of people than what John Lowe just outlined in terms of the transition.

          BRYAN WHITWORTH: There are -- In this merger process as we go forward over the next six, eight, ten months, a year -- whatever it is -- there are a number of key events that will occur in addition to what John Lowe described, which will be this massive amount of work that will go on between the two companies. And the first key event that we're working towards currently is a special shareholders meeting, which we're targeting for sometime in February, probably the middle towards the last of February. The timing of that meeting -- and it will be here in Bartlesville -- will be getting clearance through the Securities and Exchange Commission in Washington. As you know, any shareholder meeting -- and we're all shareholders, I assume -- we received a lot of material and information prior to the shareholder meeting, which identifies the issues that are going to be voted on. And in this instance, we'll be asking the shareholders to approve the merger.
          Before we can hold that special shareholders meeting, we have to work with the Securities & Exchange Commission to make sure that the information sent by the company to all of us and all of the external shareholders is clear, it's accurate, it's concise, and it's complete, in full disclosure of everything material in the Securities & Exchange Commission's view that would allow an employee to make -- or a shareholder -- excuse me -- to make a proper vote.
          We're working towards the preparation of that material. Probably many of you in here are involved in that today. And our target is to commit our proposed material to the SEC on the 7th of December. They will go through and review it. They will give us comments on whether or not it needs to be changed, does it need to be clarified, do they feel like there are oversights or omissions, whatever in their view they feel is appropriate to modify that material. We will then negotiate, discuss with them, and hopefully, in a short period of time reach the final material and make that available to the shareholders. That goes out, there has to be a period of time, and then we have the shareholders meeting.
          The second and more long-term requirement is clearance through the Federal Trade Commission. That's going to take us a number of months. We have indicated in our press release that that will probably occur sometime in the second half of next year. And my view is we're early in the process, but that's probably more toward the end of the year than the middle of the year.
          We have our first meeting on Friday with the Federal Trade Commission, and we will start discussing the transaction, and their view will be to review the entire operations of Phillips and the entire operations of Conoco, putting them together, what does that mean in terms of competition, and they'll be looking towards the protection of the consumer.
          So it's a long process. There are a number of critical events that will be occurring, and probably most of you in here will be working on at least one or more of those events.
          JIM MULVA: Are there any questions on technically what has to be done as we go through the process of achieving approval for the merger with Conoco?
          There's another question that came up at the employee meeting that I didn't have a very good answer for. And that is: Why was so much volume in Conoco's stock verses Phillips' after the transaction was announced? And why has Conoco -- Interesting. Why is this share price performing better than Phillips since the announcement?

          And I just saw some -- a graph or some numbers earlier today that shows that compared to the other oil companies in our peer group, looking back to the Friday about the Sunday that we announced the merger with Conoco, Conoco is up something like 10 percent, some we're up by 4 percent, 3 or 4 percent.
          And what we have heard and checked into is one of the reasons for the volume and what is going on is there are some very technically astute investors on Wall Street that will effectively protect their position by buying Conoco and selling Phillips, even though -- It's not that they don't think the transaction is going forward. They can create a few pennies a share doing that.
          John, do you want to just -- John Carrig, do you want to just explain just what that is and what that meant by the arbitrage doing that?
          JOHN CARRIG: Yeah. There are a number of strategies that are rather esoteric that traders encounter when -- in any merger, and in this one. One of the more significant ones is that the exchange ratio is set that so Conoco shareholders get .4677 of a Phillips share for every share they turn in. But pending the merger, their dividend is somewhat higher than ours. So that puts a little bit of buying pressure on the Conoco shares because someone that holds those shares is going to get ultimately a combined company share. But if you hold the Conoco share in the interim, you get a higher dividend. That's what -- There are a number of other things and, you know, that people are doing, but that's one of the more significant ones.
          JIM MULVA: It's rather innovative, very technical, and what we expect that we will see as we go closer over the number of months and closer to the closing of the transaction is that it will start narrowing and trading right at the exchange ratio that has been agreed.
          And by the way, that has been another question. How did you determine that exchange ration of .4 or 6 -- whatever it is, goes on four digits? What we agreed was that we would take the 20 business days, which concluded on the Friday before the announcement on Sunday, we took those 20 days and we looked at the share price and we averaged and said that's the value for Conoco and this is the value for Phillips. That's how the exchange ratio was determined. And we did that because we didn't want to talk one or two days because there can be something rather unique or an announcement that would either positively or negatively impact one of the two company's share price, which would move that ratio quite a bit.
          But it's very interesting, that ratio at the first few days, it never changed more than -- not the first digit and I don't think even the second digit. It started only the third and the fourth digit was all that was changing as you went through the period of time. As you look over a one- to a two-year period of time, we have traded very similar to each other. Well, there's been ups and downs for each company, but a pretty stable exchange ratio between the two companies.
          Are there some other questions?
          Well, I'm surprised. Apparently not. I think it's probably because -- I apologize it's just unfortunate. We don't have more information, particularly as it relates to organization and individuals, and that's just not going to be made available until months from now. But we're going to work through the transition agency teams in a very transparent way, very deliberately, and very thoroughly and make sure we do this right and do this fairly.
          We do have a question.
          QUESTION: I just had a question about the office space in Houston. We'd heard rumors that they didn't have any more office space available for employees to move there. Can you comment on that?
          JIM MULVA: Well, that's the first that I've heard in terms of does the Conoco offices have office space to house, quote, the merged company.
          No, I haven't heard that. But I suspect as I said earlier, there's going to be a fair degree of movement of people in and out of Houston on the merged company. No, I haven't heard that. I don't really think that that's an issue. If it was an issue, I think we would have already heard about it.
          John or -- have you heard anything on the transition team in that regard?

          JOHN LOWE: Well, I think that, you know, they are using their current space and they don't have a lot of extra space that you could move a lot of people, but I think that Jim's point, you're going to have -- you know, we have a large office in Houston which runs our lower 48 operations. And as Jim said, you're going to have movement back and forth on a lot of different areas. You're still trying to run the corporate center out of that headquarters, so I don't think that -- I think that that will all be worked out without any major problems.
          JIM MULVA: That's why we know and could say that a great deal -- we said, quote, a significant presence, and people say, Well, what is significant presence? What does that mean? Is why I said the other day in an employee meeting in Bartlesville, it's in the neighborhood of around 2,000 employees. There will be a lot of things that are going to be done here that are better done here than could be done at the corporate headquarters. So it's going to be different though. And specifically what is that? We don't know yet. That's what we have to sort out. But I think there are some things that are being done in Houston that are going to be -- could very easily be done here. And likewise, things that from the corporate headquarters point of view that are done here that will be done there. I don't see office space really being an issue or a problem.
          Any other questions?
          QUESTION:  (Inaudible.)
          JIM MULVA: The question is: Because of the merger, what will the impact be on the Oklahoma economy? I think that's the issue.
          Frankly, it will have some impact, but I'm going to say through our announcement and what we tried to say, I don't think it's going to have as much impact, anywhere near, what we read about in the media. In the media the concern is uncertainty. Obviously if you take the headquarters function and move it, that's going to have an impact on the economy from the standpoint there's fewer jobs in Bartlesville. But if you look at the presence that Conoco has in Ponca City and the presence that we intend to have and continue to have in Bartlesville coupled with the operations that we have in Oklahoma, neither company has a lot in Oklahoma other than Bartlesville and Ponca City. Our commitment charity-wise, our contributions to the community that we said we've already made and will continue to make and honor, I don't see the impact to the economy of Oklahoma anywhere near what the concerns are. But it will have an impact.
          QUESTION:  (Inaudible.)
          JIM MULVA:  Why would they say that tax cuts would --
          QUESTION:  (Inaudible.)
          JIM MULVA: For Phillips. Well, that has come out. Well, this isn't the reason why the headquarters is moved, because the state of Texas does not have an income tax and the state of Oklahoma does. On the other hand, I can tell you the state of Texas, it kind of equalizes you to pay income taxes and you pay sales tax, and you pay higher taxes for your homes. I don't know that -- to what extent there's a real advantage net-wise one way or the other. Maybe it is a little bit better in Texas.
          I will tell you that state income tax had absolutely no impact in terms of the decision of merging the company and where the corporate headquarters is located.
          Bryan, do you -- you watch the media pretty closely. Have you any different view on that or additional comment?

          BRYAN WHITWORTH: Though I could tell you that throughout the entire negotiation process with Conoco, to my knowledge, there was never mention of a tax advantage of Texas over Oklahoma as justification for the moving. That was not even an issue. And as Jim pointed out, even though you don't pay an income tax in Texas, those who move there will find that the property taxes are higher, sales taxes are higher, transportation expense are higher. So there is not a benefit based purely on no state income tax. It has to be offset in your mind by the additional cost of day-to-day living in the state of Texas.
          So that's not anything that was undertaken in any discussions at any time during the negotiations.
          JIM MULVA: I was asked a question after the employee meeting last Monday. I met with the community leaders of Bartlesville. It was in a closed-door, private session, essentially just like we have here, where there's no media involved. And I thought that was the best way to talk with everyone. I went through many of the same points we did in the employee meeting and that was an hour or so before. The question came up and said, Well, were there any negotiations, discussions, incentives provided by the state of Texas or -- to encourage the headquarters being located in Houston?
          And my response was no. There has been no meeting or communication with any person or any state or any community at all with anyone; any state anywhere in the negotiations of putting the merger together. And that's the fact.
          Another question?
          QUESTION: Jim, with the consolidation of headquarters in Houston, how do you see that impacting RM&T?
          JIM MULVA:  How will it impact RM&T?
          QUESTION:  RM&T headquarter organization.
          JIM MULVA: Well, it has to be determined. Obviously Conoco has their headquarters of refining and marketing in Houston and our refining and marketing, we have refining pretty well headquartered out of the East Coast and we have the marketing side out of Tempe. It's something that's going to have been to be sorted out. I think it should be in one location. We need to do that.
          You know, we have two different points I'd like to make here. We have 2,400 employees in Bartlesville. And I indicated last week that we look at it, we think on an ongoing basis, there will be about 2,000 employees here, but doing different types of work or discipline. Today we have 38,600 employees worldwide in the company. Bartlesville is awfully, awfully important through the roots and the history and the importance in what it does for the corporate center, for the company. But on the other hand, we have to also consider the employees, the other 36,000 employees around the world too, and which we do.
          The other thing though, as I step back and say, the combined company is going to have more than 50,000 employees. You can look at it different ways. And this is what I concluded. And this started last week and concluded at the end of last week's employee meeting. I'm absolutely convinced that medium- and long-term, despite the uncertainty and concern of all employees, the merger with Conoco is the best in terms of the shareholders and the competitive position. We have arrived -- In other words, you saw those -- We have arrived. We've been fighting and scrapping not be taken over. I said last week I think it was a total failure of the management team and of the company if we create shareholder value by buying -- or by selling out to someone.

          But we are creating a long-term, competitive survivor. And that's going to be best in terms of the growth profile. We didn't want to hook up or merge or buy other companies that don't have growth profile in the same kind of culture we have. We wouldn't do that. We think it's also best long-term for the employees. You say, Well, I don't buy that. I don't understand that. But you have to look forward and say, What does this company create worldwide in terms of its capital program, its growth, its opportunity. There's more opportunity, despite where you sit today -- and I understand that -- in this company than we've ever seen in our company, or combined, or Conoco combined. If we look back five years and ten years ago, where are we going and how are we going to compete against -- Forget about Unocal and Occidental and Marathon. How are we going to compete against Shell, BP and Exxon? We can't.
          And the third thing is, it's going to be best long-term for the communities. We operate and run a lot smaller communities. And the issue, and it has been for a long period of time, is are we going to be taken over? What's going to -- We've solved this one once and for all.
          You can look at it differently. The worst thing in the world, as I said, is if -- And we've been faced with this historically in the past. The concern is, are you going to be able to compete, and Will Phillip be taken over? I have to look at this and say, It's not that they're losing 400 jobs at Bartlesville, it's that we have saved and we'll have 2,000 jobs here going forward for the long-term.
          Do we have to in this community adjust? Yes. And we're going to work and make sure that we live up to every commitment that we have, and we're going to work with the community to see that this is done. But it's also the communities from overlapping operations and exploration and production, and refining and marketing across the United States. We have overlapping operations in the UK and London and Aberdeen and Stavanger. So it's not just here. It's around the world. We have to do this right.
          That is where I know there is uncertainty and concern. But I step back and say, We have to find -- proactively we are going to be one of six -- I don't know if there will be a seventh or an eighth -- but we will be one of six long-term survivors that can compete around the world and create opportunities for employees and for shareholders. And frankly, that's been the objective. And it's tough going through. But I'm absolutely convinced we're doing the right thing and these are really -- as I said last week, these are really tough decisions.
          QUESTION:  (Inaudible.)
          JIM MULVA: Well, we don't know what is the exact number. I mean, you could be right. What we are trying to do is -- I felt it was absolutely not acceptable to say, Well, we will have a significant presence, and everyone would say, Well, what is a significant presence? Is it 500? Is it a thousand? Is it the same? Is it more? Is it less? And all.. I'm -- You may be right. But all I was trying to do is to give an order of magnitude with a lot better than to say, Well, we won't know for months. And then you may be right. I understand we have office space. You know, we have the equivalent -- If someone here knows the exact number --
          We today have the equivalent -- When we had 8 or 9,000 employees working in this complex and we have the same buildings that we had then. We must have an equivalence of at least one, if not two buildings, that are empty today. So we haven't closed them. So we have -- I agree -- we have plenty of office space. But the company is growing dramatically, but it's growing around the world and it doesn't necessarily mean that we -- that means more employment here in Bartlesville at the corporate center. We're going to work very closely with the community and always have. But we'll be a lot more out front and a lot more proactive. If we can help a company come here and fill one of the buildings up, we will. I know that's not addressing your question, but that's good for the community, that's good for the tax base of Bartlesville; everything.

          I was merely saying -- Coming forth, I pushed hard on our team, rather small team that worked on this merger discussions and negotiations that was announced with Conoco, and said -- Come back from New York to Bartlesville last Monday. It's just not acceptable to say "significant presence." No one knows what that means. Maybe you have an idea in your mind, but to put the number out -- You may be right. But to put the number out was to give some feel of what is the order of magnitude. I wish I could tell you specifically. We just don't know. And we need to work this out and do our homework and do it really well.
          I'm sorry. I just think it was better to tell you I think it's around 2,000 than to frankly hide behind and say we don't know, and we'll have to sort this out and it's going to be significant. And say, well, 500 or zero. Everyone comes up and starts to think the worst.
          Other questions?
          QUESTION:  (Inaudible.)
          JIM MULVA: Yeah, the question is: We prided and prided ourselves and said all along that we're a smaller company, we believe in long-term relationships, and we get ourselves in the door where others don't because they're too big and whatever.
          We believe that, and quite frankly although we're one of six largest when we merge with Conoco, we're by far the smallest. We're probably one-fifth the size of Exxon, the merged companies. So what we said all along we absolutely believe. But talking with Archie Dunham, my counterpart in Conoco, and talking with the institutional shareholders -- and we're sending our letters out to the governments of Saudi Arabia, Norway, and everywhere else in the world. We say we still are that company. And so we still are the smallest one on the block, but we're going to be -- we see ourselves as a long-term survivor. So we have not changed our approach. We're still small, but we've convinced more and more of everyone, we're going to be here for the long-term. We have the technology, we have the people, and we have the capacity and the balance sheet. We are that much more believable that they should partner up with us.
          Another question?
          Okay. I appreciate, again, so many coming for the meeting here in the auditorium, as well as all those that have listened in on the Web Cast and telephone calls.
          We will continue to meet and communicate just as openly as we possibly can on every issue and what the schedule is. And again, I appreciate everyone for coming to the meeting. Thank you.

                                    * * * *

[THE FOLLOWING ARE SLIDES FROM A SLIDE SHOW PRESENTATION MADE TO PHILLIPS PETROLEUM COMPANY EMPLOYEES ON NOVEMBER 27, 2001.]


    CREATING VALUE THROUGH
     PERFORMANCE



                                                  [NYSE: "P" TICKER SYMBOL LOGO]

TWO YEAR TRANSFORMATION                                 ["P" TICKER SYMBOL LOGO]


                                              Tosco Acquisition
                                              -----------------
                                              Announced 02/01 - Completed 09/01

                                        ARCO Alaska Acquisition
                                        -----------------------
                                        Announced 03/00 - Completed 04/00

                                  Chevron Phillips Chemical JV
                                  ----------------------------
                                  Announced 02/00 - Completed 07/00

                            Duke Energy Field Services JV
                            -----------------------------
                            Announced 12/99 - Completed 03/00

                       Strategy Presented to Investors
                       -------------------------------
                       September 23, 1999

ARCO ALASKA AND TOSCO                                   ["P" TICKER SYMBOL LOGO]

->   Acquired a virtual domestic integrated oil company
     - 2B BOE reserves with 357,000 BOEPD production
     - 1.3 MMBOPD refining capacity
     - Nationwide marketing presence
     - $7B stock / $7B cash / $2B debt
->   Results
     - Accretive to earnings individually and in aggregate
     - Over $3B additional CFOA over last 6 quarters
     - More than doubled size of company

[Bar graphs depicting the following information:

DEBT ($MM)

YE 1999             4.3

YE 1999
With Acquisitions  13.1 (of which 2.1 is Tosco-related, 6.7 is ARCO Alaska-
                         related, and 4.3 is Phillips Petroleum
                         Company-related)
Sept. 30, 2001      7.9


EQUITY ($MM)

YE 1999             5.2

YE 1999
With Acquisitions  12.2 (of which 7.0 is Tosco-related and 5.2 is Phillips
                         Petroleum Company-related)
Sept. 30, 2001     15.1

DEBT RATIO (percent)

1999              45%
2000              51%
Sept. 30, 2001    34%]

COMPANY / STRATEGIC ASSESSMENT                          ["P" TICKER SYMBOL LOGO]

-> Remain strong integrated company

-> Business lines positioned to compete

-> Strong financial position

-> Platform for further growth and performance

BUSINESS ENVIRONMENT                                    ["P" TICKER SYMBOL LOGO]

2002 / 03 compared to 2001

-> Weakened economy

-> Increased volatility in oil and gas prices

-> Higher normalized downstream returns

-> Weak chemicals demand

-> Continuing consolidation

CAPITAL EMPLOYED                                        ["P" TICKER SYMBOL LOGO]

[Bar graphs depicting the following information:

1999

Chemicals - 12%
RM&T      - 16%
E&P       - 72%

2001

Chemicals -  7%
RM&T      - 50%
E&P       - 43%]

TACTICAL PLAN                                           ["P" TICKER SYMBOL LOGO]

*  WHERE WE ARE          ->  43% E&P, 50% RM&T
*  WHERE WE ARE HEADED   ->  65% E&P, 30% RM&T
*  HOW TO ACCOMPLISH     ->  ORGANIC AND M&A
*  RESULT                ->  INTEGRATION / BALANCE

[Picture of workers installing pipelines]
                                        PROFITABLE GROWTH IN E&P

                                        *  DELIVER LEGACY ASSETS
                                           ->  ON TIME
                                           ->  AT OR UNDER BUDGET

                                        *  ENHANCE EXPLORATION PROGRAM

                                        *  MAINTAIN COMPETITIVE F&D COSTS

                                        *  INCREASE NORTH AMERICA GAS POSITION

                                        *  BE PATIENT AND OPPORTUNISTIC

6-YEAR PRODUCTION PROFILE                               ["P" TICKER SYMBOL LOGO]

[Graph depicting the amount in Thousand Barrels of Oil Equivalent Daily for Exploration, Alaska Venezuela Timor Sea China (Projects) and Base :

                 2000    01      02      03      04      05      2006

Base             693.6   820     811     827     845     850     828
Projects         6       2       17      39      125     128     184
Exploration      0       0       2       6       21      41      80


Graph includes arrow showing 5% Annual Growth]

RESERVES                                                ["P" TICKER SYMBOL LOGO]

[Pie charts depicting the following information:

           2001                                              2010
          5 BBOE                                            9 BBOE

        OECD    Non-OECD                                  OECD    Non-OECD
        81%     19%                                        63%      37%


                                                  Company estimates]

PRODUCTION                                              ["P" TICKER SYMBOL LOGO]

[Pie charts depicting the following information:

           2001                                              2010
        820 MBOED                                        1,650 MBOED

        OECD    Non-OECD                                  OECD    Non-OECD
         94%     6%                                        73%      27%


                                                  Company estimates]

[Picture of Los Angeles Refinery - Carson]

                                CAPTURING VALUE IN REFINING & MARKETING

                                * BECOME LOW COST EFFICIENT REFINER

                                * RATIONALIZE MARKETING

                                * OPTIMIZE SUPPLY CHAIN

                                * LEVERAGE REFINING FOR GLOBAL E&P PROJECTS

                                * DEVELOP CLEAN FUELS TECHNOLOGY

                                -----------------------------------------
                                   Moved from niche to national refiner
                                -----------------------------------------

REFINING SUPPLY AND DEMAND                              ["P" TICKER SYMBOL LOGO]

[Line graph depicting the indexed capacity and consumpation:



                          1970     71       72       73       74       75       76       77       78       79       80       81
Global refining capacity  100%     107.90%  116.10%  125.10%  132.80%  137.60%  143.70%  148.10%  151.70%  154.60%  158.90%  157.50%
Global oil consumption    100%     105.50%  113.20%  122.40%  120.40%  119.20%  126.70%  131.30%  136.90%  139.30%  133.50%  129.60%

                          82       83       84       85       86       87       88       89       90       91       92       93
Global refining capacity  151.80%  147.90%  144.70%  142.40%  142.30%  143.80%  143.00%  145.30%  145.70%  145.90%  142.90%  144.40%
Global oil consumption    125.80%  125.40%  127.60%  127.70%  131.70%  134.50%  138.30%  141.00%  143.20%  143.30%  144.40%  143.80%

                          94       95       96       97       98       99       2000
Global refining capacity  146.90%  149.70%  151.80%  155.70%  156.80%  158.90%  159.60%
Global oil consumption    146.70%  149.00%  152.30%  156.30%  156.70%  160.30%  161.60%

                                  Source: BP Statistical Review of World Energy]

                                                        ["P" TICKER SYMBOL LOGO]

BALANCED REFINING CAPACITY

Map of the United States depicting refining capacity percentage shares:
   -  East coast: PADD I, 430 MBOD, 25% Share*
   -  Middle-west states: PADD II, 286 MBOD, 8% Share*
   -  Southern states: PADD III, 593 MBOD, 8% Share*
   -  Mountain states: PADD IV, 25 MBOD, 5% Share*
   -  West coast: PADD V, 347 MBOD, 11% Share*

                                                    * Source: Oil & Gas Journal

10% OF U.S. REFINING CAPACITY

JV PORTFOLIO

                                      Maintain 30% of DEFS
[PHOTOGRAPH OF PLANT EMPLOYEE]
                                         -> Remain top NGL producer
                                         -> Continue consolidation effort
                                         -> Maintain high ROCE

  Maintain 50% of CPChem
                                             [PHOTOGRAPH OF CHEVRON PHILLIPS
     -> Capture $200MM in synergies           CHEMICAL COMPANY LP CEDAR BAYOU
     -> Maintain capital discipline           PLANT SIGN]
     -> Upside potential

FINANCIAL PLAN                                          ["P" TICKER SYMBOL LOGO]


-> Maintain A credit rating short term

-> Move debt ratio to ~30%/AA credit rating

-> Fund capital program--legacy assets

-> Pay competitive dividend

-> Balance with share repurchases

THE NEW PHILLIPS                                        ["P" TICKER SYMBOL LOGO]

                            -> People

                            -> Technology

                            -> Relationships

                            -> Investment decisions

                           --------------------------
                           CREATING SHAREHOLDER VALUE
                           --------------------------

                                                  [NYSE: "P" TICKER SYMBOL LOGO]

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                             ADDITIONAL INORMATION

In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com. Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.